Contact

carolinec@gmail.com

www.linkedin.com/in/
carolinecadwell (LinkedIn)

Top Skills

Marketing Strategy

Leadership

CRM

Languages

English (Native or Bilingual)

Spanish (Professional Working)

Caroline Cadwell

CEO/CoFounder @Unpluq - what are you making time for? | ex-Yelp
ex-Wallapop

Barcelona, Catalonia, Spain

Summary

As a founder and a person, I'm creative and data driven, where my
superpowers are hiring and prioritizing challenges and problems
to solve with limited resources. I love building and uniting cross
functional teams to drive growth together.

Before founding Unpluq, I spent 15 years in high-growth startups
in San Francisco and in Barcelona, where I've contributed to
companies as they went through IPOs, acquisitions, and fundraising
rounds.

I lead a monthly poetry writers group, draw from live models,
and read a decent amount of fiction when I'm not on my bike--or
responding to customers.

_____

Experience

Unpluq
2 years 5 months

CEO and Co-Founder
October 2022 - Present (2 years)

Unpluq helps people stop succumbing to addictive tech, and instead make
time for real human connection and all of life's richest experiences.
As of summer 2024:
- we've helped people spend more than 2 million more hours OFFLINE
- published a patent
- grown MRR 626% over the year prior

Co-Founder & COO
May 2022 - October 2022 (6 months)

Independent Consultant
Fractional CMO/COO
May 2021 - October 2022 (1 year 6 months)

Barcelona, Catalonia, Spain

Had fun working with early stage/3M ARR or less B2B SaaS exec teams and founders and getting real about how they can scale--and helping them do it:
- GTM Strategy
- Revenue & marketing operations
- AWS APN Software Partner Program Management
- Lifecycle marketing & user journey mapping/analysis
- Sales/Marketing/CX -> Product alignment
- Sales and marketing hiring, mentoring, training, and team creation

Carts Guru

1 year 3 months

Chief Revenue Officer (CRO)

May 2020 - May 2021 (1 year 1 month)

Barcelona, Catalonia, Spain

Carts Guru is a B2B SaaS marketing automation tool for ecommerce. As CRO, I defined the commercial strategy of the business and guided the sales, marketing, and customer success teams (~30 people across +10 roles) while working closely with the executive team and the founder.

Strategy Consultant

March 2020 - May 2020 (3 months)

Barcelona, Catalonia, Spain

Strategy consulting working with the CEO/founder; transitioned into full time role as CRO

Hubtype - Create personal relationships with customers at scale. Build conversational apps on React.

CMO

January 2019 - May 2020 (1 year 5 months)

Barcelona Area, Spain

Hubtype is a B2B SaaS company with a developer's tool for creating chatbots. I built the marketing team from 0 to 4 people and was involved in much of the hiring while growing the company from 6 to 24 people in less than a year. I served also as interim head of sales for 5 months and built/trained the outbound/ABS sales team of 3 SDRs and 2 market researchers, later sourcing the VP of sales--all while building and managing the marketing team. Defined and configured all revenue ops processes and tools, sales enablement, SEO and content strategy; placed Hubtype in Techcrunch for their seed funding

round of 1.1M USD, and owned budget and defined KPIs and strategy of marketing.

farmerswife Software
VP Marketing - Cirkus
February 2018 - December 2018 (11 months)
Barcelona Area, Spain

Discovered we didn't have PMF as a self service/product led organization, but also built and led a lean marketing team of four people for this B2B SaaS task management product. Defined data plan and analytics, working closely with product and engineering to implement and iterate on onboarding and user experience. Drove 30,000 signups in 8 months, greatly increased retention at 24h and through day 10.

Compettia - Games to Grow Business
Chief Marketing Officer
November 2016 - February 2018 (1 year 4 months)
Barcelona Area, Spain

Compettia is a B2B SaaS company in the education and gamification space. Led and created B2B marketing team from 1 to 5 marketers & designers with broad inbound and outbound account based marketing programs. Launched GTM strategies for USA and Europe in collaboration with sales org.

Owned marketing-generated revenue target and defined department KPIs, annual marketing budget and owned all aspects of the marketing funnel.

Mammoth Hunters
VP of Marketing
June 2016 - November 2016 (6 months)
Barcelona Area, Spain

Mammoth Hunters was a B2C fitness app where I spearheaded two projects: SEO + localization of website, and funnel optimization by increasing conversion rates from freemium to paid in a short time, resulting in 2x and 3x conversion rates at key customer journey moments to paid customers.

Wallapop
Brand Manager, USA (acquired by LetGo)
March 2015 - May 2016 (1 year 3 months)
Barcelona Area, Spain

Wallapop (acquired by Letgo, 2016); marketing for the US market when it was the primary focus of the company, until the American business segment was acquired by competitor LetGo. As generalist for US marketing, did everything from UX writing, mobile CRM, email campaigns, TV creatives, PR and more.

Came onboard at 42 employees (and the only native English speaker), and departed at 85--and millions of users later.

Independent Consultant
Consultant, Marketing and Sales Strategy
May 2012 - March 2015 (2 years 11 months)
San Francisco, CA

Guided early stage start-ups (less than 20 employees) in marketing and sales strategies including GTM strategy, sales enablement, hiring, and marketing support for digital advertising enterprises and digital businesses selling to SMB.

Yelp.com
4 years

Senior Account Executive
September 2009 - April 2012 (2 years 8 months)
San Francisco Bay Area

Onboarded at 60 employees and left at 2,000 post IPO. Presidents' club 3x (top sales performer). Took to market new products, new territories, over and over. A wild ride with amazing people where I learned a lot. Some say the Harvard of startups.

Account Executive
May 2008 - August 2009 (1 year 4 months)

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Education

Mills College
BA, English